Exhibit 5.1


                           FOLEY, HOAG & ELIOT LLP
                           One Post Office Square
                         Boston, Massachusetts 02109


                                                       January 24, 1997



CACI International Inc
1100 North Glebe Road
Arlington, Virginia 22201

Ladies and Gentlemen:

     We are familiar with the Registration Statement on Form S-8 transmitted for filing by the Company today (the " S-8 Registration Statement") relating to 1,500,000 shares (the "Shares") of the Company's Common Stock issuable pursuant to the Company's 1996 Incentive stock Plans (the "Plan")

     We have examined the Company's Certificate of Organization and all amendments thereto, its By-Laws and all amendments thereto, the records of meetings and consents of its Board of Directors and of its stockholders relating to the Plan. We have examined such other records and documents as we deemed necessary or appropriate for purposes of rendering this opinion.

     Based upon the foregoing, we are of the opinion that (a) the Company has corporate power adequate for the issuance of the Shares in the manner set forth in the S-8 Registration Statement, (b) the Company has taken all necessary corporate action required to authorize the issuance and sale of the Shares and (c) when certificates for the Shares have been duly executed and countersigned, and delivered against due receipt of the exercise price therefore in accordance with the Plan, the Shares will be legally issued, fully paid and non-assessable.

     We consent to the filing of this opinion as an exhibit to the S-8 Registration Statement.

Very truly yours,


FOLEY, HOAG & ELIOT LLP



By:             /s/
   --------------------------------
    a Partner